

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 27, 2013

Via E-mail
Jim Atchison
Chief Executive Officer and President
SeaWorld Entertainment, Inc.
9205 South Park Center Loop, Suite 400
Orlando, FL 32819

> **Re:** **SeaWorld Entertainment, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed February 12, 2013**
> **File No. 333-185697**

Dear Mr. Atchison:

We have reviewed your response to our prior comment letter to you dated January 18, 2013 and have the following additional comments.

General

1. We note your response to our prior comment 1 and reissue in part. It does not appear that certain marketing language in the document can be objectively substantiated. Please revise your filing throughout to eliminate qualitative marketing-type terminology that is not susceptible to objective measurement, such as "marquee," "iconic," "premier," and "world class," as such terms do not assist investors in understanding your business.

Prospectus Summary, page 1

Company Overview, page 1

2. We note your response to our prior comment 6. Based on your response, it remains unclear why you include the impressions metric on page 1 in the summary and in the overview of your MD&A and business sections. We note, in particular, that you include this metric along with other quantitative information that is either derived directly from your financial statements or appears to have a direct correlation with your results of operations. There is no explanation of any correlation between the impressions metric and your financial results. Please consider removing the impressions metric from the summary and the two overview sections. To the extent you believe the metric is meaningful information in the context of a discussion of your marketing efforts, please revise accordingly. If you do include this metric in your marketing discussion, please define the metric in that section, explain how it was calculated, discuss its limitations

given that it is an estimate, and describe why you believe it is meaningful to an understanding of your business.

Our Competitive Strengths, page 4

3. We note your response to our prior comment 8 and reissue in part.   It appears that the language in your response to our prior comment regarding the appeal and recognition of your brands more clearly conveys the relevant competitive strength than the language that you included in the first sentence of this section. Please revise to clearly and concisely describe the applicable competitive strength and to eliminate the use of marketing language that strays from what can be objectively substantiated. Please also revise the second half of the second sentence to clarify, consistent with your response, that this represents the company's belief.

4. We note your response to our prior comment 9. Please expand your disclosure in this section to provide examples of the "out-of-park" experiences listed in your response.

5. We note your response to our prior comment 25. Please disclose that the replacement value provided here and on page 65 was calculated for insurance purposes, including the year that the value was calculated, who made the calculation and the specific insurance purpose that the estimate addressed. Please also explain that the number you disclose as the replacement value of your assets is distinct from, and should not be confused with, the amount you disclose as total assets for financial statement reporting purposes. Alternatively, please consider removing the statement, consistent with your approach in the Company Overview section in response to our prior comment.

Our Industry, page 7

6. We note the statement regarding the compound annual growth rate of U.S. theme park industry revenues between 2003 and 2011. To the extent you include compound annual growth rate data, please also include the annual changes in order to provide context regarding year over year volatility and other trends that a compound rate would not identify.

Risk Factors, page 17

We are subject to complex federal and state regulations, page 19

7. We note your disclosure that claims or lawsuits are sometimes filed against you to impede your ability to retain, exhibit, acquire or breed animals, and the negative publicity associated with such suits could adversely affect your reputation and results of operations. We are aware of several news reports discussing legal challenges concerning the validity of the transfer of a rescued whale. Please tell us whether the outcome of this challenge could have a material impact on your business.

A significant portion of our revenues are generated, page 20

8. We note your response to our prior comment 19. If the sole risk related to the majority of your revenues being generated in the State of Florida is possible shutdown of the parks due to hurricanes, please revise the risk factor and its heading appropriately. If there are other specific risks, please describe them.

Business, page 63

Company Overview, page 63

9. We note your response to our prior comment 24. Please also revise any other references to "stable profit margins" elsewhere in the prospectus.

Our Animals, page 74

10. We note your disclosure that seven killer whales are presently on loan to a third party. Please describe the terms of the loan and the purpose.

Background and Experience of Directors, page 85

11. We note your response to our prior comment 27. We also note that you continue to provide disclosure about the experience, qualifications, attributes or skills of your directors on a group basis in the last sentence of the first paragraph of this section. Please revise to disclose, on an individual basis, the particular and specific experience, qualifications, attributes or skills that led the board to conclude that each director should serve as a director of the company.

Principal and Selling Stockholders, page 110

12. We note your response to our prior comment 29. Please revise your statement in footnote 2 regarding Mr. Schwarzman's control of Blackstone Group Management L.L.C. to clarify that he has voting and investment power with respect to the shares held by the Partnerships.

Exclusive Forum, page 129

13. We note your disclosure in this section regarding an exclusive forum provision in your amended and restated certificate of incorporation. It appears that there are pending lawsuits challenging the validity of choice of forum provisions in charter documents. Please disclose that although you have included a choice of forum clause in your amended and restated certification of incorporation, it is possible that a court could rule that such a provision is unenforceable.

Where You Can Find More Information, page 143

14. We note your response to our prior comment 34. Please revise to remove any implication that the information contained in the prospectus may not be complete.

Exhibits

15. We note that you have filed a form of the 2009 Advisory Agreement. Please file the 2009 Advisory Agreement that is currently in effect or explain why you have filed the form of agreement. We also note that the disclosure on page iii contemplates an Amended and Restated 2009 Advisory Agreement, but the disclosure on page 114 in which you describe the agreement does not discuss when the agreement will be amended and restated, nor does it describe how the original agreement will be amended.

16. Please file Schedule A to the Second Amended and Restated Equityholders Agreement.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: via e-mail
        G. Anthony Taylor, Esq.
        Igor Fert, Esq.